As filed with the Securities and Exchange Commission on September 12, 2007

Registration No. 333-114667

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

AKTIEBOLAGET ELECTROLUX (publ)

(Exact name of issuer of deposited securities as specified in its charter)

AB ELECTROLUX (publ)

(Translation of issuer's name into English)

KINGDOM OF SWEDEN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of April 10, 2004, as further amended and restated as of September 12, 2007, among AB Electrolux (publ), The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 12, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Class B Shares, nominal value SEK 5 each, of AB Electrolux (publ).

By:

The Bank of New York,
 As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, AB Electrolux (publ) has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Stockholm, Sweden on September 12, 2007.

AB Electrolux (publ)

By:  /s/ Cecilia Vieweg
Name:  Cecilia Vieweg
Title:    Senior Vice President and General Counsel

By:  /s/ Fredrik Rystedt
Name:  Fredrik Rystedt
Title:    Senior Vice President and Chief

             Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 12, 2007.

/s/ Marcus Wallenberg

/s/ Richard S. Pietch

Name:  Marcus Wallenberg

Name:  Richard S. Pietch

Chairman of the Board of Directors

Authorized U.S. Representative

/s/ Peggy Bruzelius

/s/ Fredrik Rystedt

Name:  Peggy Bruzelius

Name:  Fredrik Rystedt

Vice Chairman of the Board of Directors

Principal Accounting Officer

/s/ Torben Ballegaard Sørensen

/s/ Fredrik Rystedt

Name:  Torben Ballegaard Sørensen

Name:  Fredrik Rystedt

Board member

Principal Financial Officer

/s/ Louis R. Hughes

/s/ Hans Stråberg

Name:  Louis R. Hughes

Name:  Hans Stråberg

Board member

Principal Executive Officer

/s/ John Lupo

Name:  John Lupo

Board member

/s/ Johan Molin

Name:  Johan Molin

Board member

/s/ Caroline Sundewall

Name:  Caroline Sundewall

Board member

/s/ Barbara Milian Thoralfsson

Name:  Barbara Milian Thoralfsson

Board member

/s/ Hans Stråberg

Name:  Hans Stråberg

Board member, President and CEO

/s/ Ola Bertilsson

Name:  Ola Bertilsson

Board member, union representative

/s/ Gunilla Brandt

Name:  Gunilla Brandt

Board member, union representative

/s/ :  Ulf Carlsson

Name:  Ulf Carlsson

Board member, union representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as

of April 20, 2004, as further amended and restated as of September 12, 2007,

among AB Electrolux (publ), The Bank of New York as Depositary,

and all Owners and Beneficial Owners from time to time of

American Depositary Receipts issued thereunder.

4

Previously Filed.

5

Certification under Rule 466.